VIA EDGAR

Deutsche Bank Securities Inc.

1 Columbus Circle

New York, New York 10019

February 23, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Value Acquisition Corp. V

Registration Statement on Form S-1

Registration File No. 333-293340

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Fortress Value Acquisition Corp. V (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on February 25, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Deutsche Bank Securities Inc.

By:	/s/ Stephane Gruffat
	Name:	Stephane Gruffat
	Title:	Managing Director

By:	/s/ Nick Williams
	Name:	Nick Williams
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]